Exhibit 99.1

Marti Technologies, Inc.

(the "Company")

Notice of 2023 Annual General Meeting of the Company

Notice is hereby given that the 2023 Annual General Meeting of the Company (the "2023 Annual Meeting") will be held at the offices of the Company at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, on the 22nd day of December, 2023 at 08:30 a.m. New York time for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	"As an ordinary resolution, that Agah Ugur be re-appointed as a Class I Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Association of the Company."

2.	"As an ordinary resolution, that Douglas Lute be re-appointed as a Class I Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Association of the Company."

The Board of Directors of the Company (the "Board") has nominated Agah Ugur and Douglas Lute to be re-appointed as Class I Directors of the Company in accordance with the Amended and Restated Articles of Association of the Company.

The 2023 Annual Meeting will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board has fixed the close of business on 27 November 2023 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the 2023 Annual Meeting or any adjournment thereof. Only the holders of record of the Ordinary Shares of the Company as at the close of business, New York time, on the Record Date are entitled to receive notice of and attend the 2023 Annual Meeting and any adjournment thereof.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the 2023 Annual Meeting. Your vote is very important to the Company.

Whether or not you plan to attend the 2023 Annual Meeting, please promptly complete, date, sign and return the proxy card attached to this Notice.

By order of the Board

/s/ Oguz Alper Öktem

Name: Oguz Alper Öktem

Chief Executive Officer and Director

Date: December 8, 2023

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

MARTI TECHNOLOGIES, INC.
2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 22, 2023

PROXY STATEMENT

The Board of Directors (“Board of Directors”) of Marti Technologies, Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “2023 Annual Meeting”) of the Company to be held on Friday, December 22, 2023, at the Company’s offices at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, at 08:30 am New York time, or any adjournment thereof. Only holders of the Ordinary Shares of the Company (“Ordinary Shares”) at the close of business on November 27, 2023 (the “Record Date”) are entitled to attend and vote at the 2023 Annual Meeting or at any adjournment thereof. Shareholders holding a simple majority of shares entitled to vote and present in person or by proxy shall form a quorum.

Any shareholder entitled to attend and vote at the 2023 Annual Meeting may appoint the Chief Executive Officer, or failing him, the duly appointed chairperson of the 2023 Annual Meeting, as his or her proxy to attend and vote on behalf of him or her. On a vote by way of poll, each holder of the Company’s Ordinary Shares shall be entitled to one (1) vote in respect of each Ordinary Share held by him or her on the Record Date.

This proxy statement describing the matters to be voted upon at the 2023 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about December 8, 2023, to all shareholders entitled to vote at the 2023 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.marti.tech on or about December 8, 2023. If you plan to attend the 2023 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2023 Annual Meeting.

Whether or not you plan to attend the 2023 Annual Meeting, it is important that your shares be represented and voted at the 2023 Annual Meeting. Accordingly, after reading the Notice and this accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Continental Stock Transfer & Trust no later than 11:59 p.m. New York time on December 21, 2023 to be validly included in the tally of shares voted at the 2023 Annual Meeting. Detailed proxy voting instructions are provided on the proxy card.

PROPOSALS

PROPOSAL NO. 1

APPOINTMENT OF CLASS I DIRECTORS

The Board of Directors currently consists of seven members. Only the terms of the Class I directors expire at the 2023 Annual Meeting and therefore only the Class I directors need to be re-appointed at the 2023 Annual Meeting. Class II and Class III directors will remain on the Board of Directors until their respective term expires.

As per our current Amended and Restated Memorandum and Articles of Association, we have a staggered board of directors consisting of three classes of directors, with directors serving staggered three-year terms. Our Board of Directors is divided into three classes of directors. At each annual general meeting of shareholders, one class of directors will be appointed for a three-year term to succeed the class whose term is then expiring, to serve from the time of appointment and qualification until the expiration of his or her term, until his or her successor shall have been duly appointed and qualified or until his or her earlier death, resignation or removal. The Class II and III directors will not stand for re-appointment until the annual general meeting of shareholders to be held in 2024 and 2025, respectively. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The Class I directors proposed to be re-appointed at the 2023 Annual Meeting are:

Name	Positions
Agah Ugur .....................................	Independent Director
Douglas Lute .................................	Independent Director

MR. AGAH UGUR

Agah Ugur serves as an Independent Director on our Board of Directors. Mr. Ugur has served as Chairman of Bogazici Ventures A.Ş. since November 2019. Before that, he was Chief Executive Officer of Borusan Holding AŞ from 2001 to 2018. Mr. Ugur has served on the boards of a number of Turkish public and private companies, including Dogan Şirketler Grubu Holding AŞ, Pegasus Hava Taşımacılığı A.Ş., Anadolu Efes Biracılık ve Malt Sanayi A.Ş., Gozde Girisim Sermayesi Yatirim Ortakligi A.Ş., Alcatel Lucent Teletas Telekomünikasyon A.Ş., Coca Cola İçecek A.Ş, Sabancı University Board of Trustees and Saha Foundation. Mr. Ugur received his Bachelor of Science from the University of Birmingham. Mr. Ugur is also qualified as a chartered accountant in the United Kingdom.

We believe Mr. Ugur is qualified to serve on our Board of Directors because of his demonstrated business acumen, expertise in accounting and financial operations and extensive experience serving as a director.

AMBASSADOR DOUGLAS LUTE

Douglas Lute serves as an Independent Director on our Board of Directors. Ambassador Lute has served as the Chair of the International and Defense Practices of the BGR Group since February 2017 and has been the owner and Chief Executive Officer of Cambridge Global Advisors since February 2017. A retired U.S. Army Lieutenant General, Ambassador Lute previously held several high-level federal government roles, including U.S. Ambassador to the North Atlantic Treaty Organization (NATO) and Assistant to the President and Deputy National Security Advisor for Iraq and Afghanistan to President George W. Bush. Ambassador Lute also served as Coordinator for South Asia to President Barack Obama. Ambassador Lute has been awarded three Defense Distinguished Services Medals and a Distinguished Honor Award for his service in the State Department. Ambassador Lute has served and continues to serve on the board of Thomson Reuters Special Services, a subsidiary of Thomson Reuters Corporation, since October 2017, and The Morganti Group, Inc. since August 2022. Ambassador Lute received his Bachelor of Science in national security affairs from the United States Military Academy, where he was later awarded the title of Distinguished Graduate in 2018, and a Master of Public Administration in international security from Harvard University’s John F. Kennedy School of Government.

We believe Ambassador Lute is qualified to serve on our Board of Directors because of his extensive leadership experience, diverse engagement in global affairs and experience serving as a director.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE RE-APPOINTMENT OF ALL CLASS I DIRECTORS NAMED ABOVE

Our other directors are as follows, and will serve until the expiration of his or her term noted below:

Name & Class	Positions	Expiration of Director Term/Re-Appointment Year
Class II
Cankut Durgun ............................	President and Director	2024
Yousef Hammad ..........................	Independent Director	2024
Kerry Healey ...............................	Independent Director	2024
Class III
Oguz Alper Öktem .......................	Chief Executive Officer and Director	2025
Daniel Freifeld .............................	Independent Director	2025

The Board of Directors is not aware of any other matters to be submitted to the 2023 Annual Meeting. If any other matters properly come before the 2023 Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Oguz Alper Öktem
Oguz Alper Öktem
Chief Executive Officer And Director

December 8, 2023